April 28, 2006

Carla Vogel, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY  10019-6131

	Re:	Prospect Energy Corporation
		File Nos. 333-132575 and 814-659

Dear Ms. Vogel:

	We have reviewed the registration statement on Form N-2 for Prospect Energy Corporation ("Fund") filed with the Commission on
March 20, 2006.  We have the following comments.

Prospectus

Cover

	Please clearly distinguish the Fund, its shareholders and Investment Adviser throughout the document.

	Please confirm that the bolded text on the first page of the prospectus is located on the outside front cover page. Also, please un-bold all but the first two sentences of the text currently bolded.

	Please include the pricing table required by Item 1.g. of Form
N-2

      Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Investment Funds are subject to special risks. See Item 1.1.j. of Form N-2.

      Please confirm that any warrants the Fund may issue meet the requirements of Section 61(a) (3) (A) of the Investment Company
Act
of 1940.

      The registration statement pertains to a shelf offering which may be common stock, preferred stock, warrants or debt securities, but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities. Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

Summary

	Please summarize the risks of investing in the energy sector.

	Disclosure in the section titled "The Investment Adviser" indicates the Fund will pay the Adviser an investment management fee based on gross assets "(including any amounts borrowed)." Please clarify that amounts borrowed to pay current liabilities, rather than for leverage, will not be included in the calculation of the investment management fee.

Fees and Expenses

	Since the Fund may borrow during the current fiscal year, please move the current Annual Expenses information from the fee table to footnote 7, and insert in its place the annual expenses information now found in footnote 7.

	Please delete from the first sentence of footnote 8 the term "future annual expenses" and insert in its place "expenses during current fiscal year."

	The last sentence of footnote 9 states that in the event the total annual expense percentage was calculated as a percent of total assets, total annual expenses would be 5.25% of net assets. This does not make sense. Please clarify.

      Please remove the footnotes from between the Fee Table and Example and insert them immediately after the Example.

      The prospectus in narrative text discloses that the capital gain incentive fee is calculated by taking the net proceeds from the
sale of an asset minus the purchase price.   The examples of how
the
incentive fee is determined, however, deduct from the sales price the most recent fair market valuation (not the purchase price). Please reconcile the disclosure.

      Please disclose that the determination of fair value, and
thus
the amount of unrealized losses the Fund may incur in any year, is to
a degree subjective, and the advisor has a conflict of interest in
making the determination.   Specifically, the amount of the
advisor`s
compensation under the incentive fee is due, in part, to the amount of unrealized depreciation accrued by the Fund. Please advise the staff whether the Board will actively monitor this conflict of interest and the operation of the performance fee.

      Please note that the staff anticipates providing additional comments pertaining to the Fund`s financial statements under separate cover.




Risk Factors

Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital

	Disclosure in this section indicates the Fund may securitize loans, contribute them to a subsidiary, sell interests in the subsidiary and use the cash to fund new investments. Will the Fund include money obtained in this fashion when determining the degree to which the Fund is leveraged?

Potential conflicts of interest could impact our investment returns

	The first paragraph states that the Fund`s executive officers and directors and management of the Investment Adviser may have obligations to investors in other entities, including related entities, the fulfillment of which might not be in the best interests of the Fund`s stockholders. Please disclose how the conflict of interest will affect the Fund`s performance and how any such conflicts will be resolved.

      The last sentence of the fourth paragraph states that, to the extent the Adviser can influence the portfolio companies, the incentive fee may provide the Adviser with an incentive to induce portfolio companies to accelerate or defer interest or other obligations owed to the Fund from one calendar quarter to another. Please explain to us what measures the Board will adopt to protect shareholders against this type of overreaching by the Adviser.

Use of Proceeds

	Please state the amount of time in which the proceeds of this offering will be invested in portfolio companies consistently throughout the registration statement. Please explain why the Fund will require two or three years to invest the proceeds of this offering. See Guide 1 to Form N-2.

Results of Operations

	Please clarify the meaning of the word "closed" as used in the sentence discussing long-term portfolio investments.

Forward-Looking Statements

      This section attempts to limit liability for forward-looking statements. Please delete this section. Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See
Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934.

Control Persons and Principal Stockholders

	Why is William Vastardis classified in this section as an "Executive Director" of Prospect Energy Corp, rather than an
Interested Director?

Managerial Assistance to Portfolio Companies

      This paragraph states that the Fund or another person or entity will provide managerial assistance on behalf of the Fund to portfolio companies that request assistance. Please disclose the identities of all potential providers of managerial assistance to portfolio companies. Please supplementally inform us whether the Fund or portfolio companies will pay the Investment Adviser or any other entity for managerial assistance provided to portfolio companies. Disclose who at the Fund is qualified to render the assistance. Also advise us supplementally of the legal basis for receiving such compensation, including citation to legislative history.

Management Fee

      How will average value of gross assets be "appropriately adjusted" for share issuances or repurchases? What does this mean?

      Please disclose whether the Adviser is required to reimburse the Fund for fees that were based on income accrued on deferred interest obligations where the obligor subsequently defaults.

Dividend Reinvestment Plan

      The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan and that these shares will be issued at the market price per share.
Section
23(b) of the Investment Company Act provides that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund`s net asset value. See Section 23(b) of the Investment Company Act.

Control Share Acquisitions

      The first sentence of the fourth paragraph states that, if the voting rights are not approved or the acquiring person does not deliver an acquiring person statement, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have been previously approved. Please explain how this provision is consistent with Section 23(c) of the Investment Company Act.

Undertakings

      Please undertake to file, in advance of any offering of the subject securities, a post-effective amendment to the registration statement disclosing the material terms of the securities. Please advise the staff how the Fund will file the legal opinions and other exhibits required for each take-down of the shelf registration.

General

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *    *


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.




							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
6